HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:
  better protects the interests of all parties;
  helps Travelers to try to resolve losses or claims more quickly; and
  often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.
Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622

US MAIL
Use this address to report a loss, claim, or potential claim by US Mail.
Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
 Saint Paul, Minnesota 55102

EMAIL
Use this address to report a loss, claim, or potential claim by email.
bfpclaims@travelers.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Rev. 11-11	-1‑
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